SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 4)

LNB Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

502100-10-0
(CUSIP Number)

Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502100-10-0		Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

AMG Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (See Instructions) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
600,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
600,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

8.2%
14	TYPE OF REPORTING PERSON (see instructions)
OO

CUSIP No. 502100-10-0		Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (See Instructions) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

600,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

8.2%
14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 502100-10-0		Page 4 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (See Instructions) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

600,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

8.2%
14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 502100-10-0	Page 5 of 7

Introduction.

Pursuant to Rule 13d-1(k), this Amendment No. 4 to Schedule 13D is filed by AMG Investments, LLC, an Ohio limited liability company (“AMG”), Steven A. Calabrese and Richard M. Osborne, relating to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (“LNB”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Shares reported in Item 5(c) as having been acquired by AMG were acquired for the aggregate purchase price of approximately $294,336 (excluding commissions) with a combination of working capital and margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by AMG.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows:

Last November AMG solicited the support of LNB’s shareholders to call a special meeting. AMG is dissatisfied with LNB’s performance and sought to call the special meeting of shareholders to consider and vote upon several proposals, including the removal and replacement of certain members of LNB’s current board of directors. Although LNB’s management opposed the special meeting, the holders of more than 25% of LNB’s outstanding shares (the threshold to call a meeting under Ohio law) supported AMG and asked that the meeting be held. On December 12, AMG submitted its request for the meeting to LNB. Under Ohio law, LNB had fifteen days to call the meeting. Instead, management waited the full fifteen days and then denied AMG’s request because of what LNB claims is an inconsistency in the record date used by the company that mailed a portion of AMG’s solicitation materials. LNB’s shareholders have spoken, and AMG intends to continue to press LNB to hold the meeting. On January 9, 2008, AMG sent a letter to LNB demanding management call and hold the meeting. The letter is attached as Exhibit 7.1.

As LNB’s largest shareholder, AMG has a significant stake in understanding LNB’s loan portfolio and the exposure it creates for the bank. In particular, AMG believes that LNB’s loan exposure to insiders is unusual for similarly situated banks. On January 7, 2008, AMG sent a letter to LNB requesting that LNB explain to all shareholders its loans to related parties in greater detail. The letter is attached as Exhibit 7.2.

CUSIP No. 502100-10-0	Page 6 of 7

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) are amended and supplemented as follows:

(a) According to the most recently available filing with the Securities and Exchange Commission by LNB, there are 7,295,663 Shares outstanding.

AMG beneficially owns 600,000 Shares, or 8.2% of the outstanding Shares. As managing members of AMG, each of Mr. Calabrese and Mr. Osborne may be deemed to beneficially own all Shares held by AMG.

(c) Since the filing of Amendment No. 3 to Schedule 13D on December 10, 2007, AMG purchased 19,895 Shares in open market transactions as set forth below:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
12/31/2007	1,000	$14.69
1/02/2007	18,895	$14.80

Item 7. Material to be Filed as Exhibits.

7.1	Letter to LNB Bancorp, Inc. dated January 9, 2008 re: Special Meeting

7.2	Letter to LNB Bancorp, Inc. dated January 7, 2008 re: Loans to Insiders

7.3	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2008

AMG Investments, LLC

/s/ Richard M. Osborne
By: Richard M. Osborne
Its: Managing Member

/s/ Richard M. Osborne
Richard M. Osborne, Individually

/s/ Steven A. Calabrese
Steven A. Calabrese, Individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Letter to LNB Bancorp, Inc. dated January 9, 2008 re: Special Meeting

7.2	Letter to LNB Bancorp, Inc. dated January 7, 2008 re: Loans to Insiders

7.3	Joint Filing Agreement